Filed Pursuant to Rule 433

Registration Statement No. 333-53914

FREE WRITING PROSPECTUS DATED JUNE 7, 2006

This Free Writing Prospectus relates only to the securities described below and should be read together with the respective Preliminary Prospectus Supplement dated May 31, 2006 and the Prospectus dated January 31, 2001 relating to these securities.

Level 3 Communications, Inc.

(LVLT/NASDAQ)

Common Stock Offering

Offering Size: 125,000,000 Shares (100% Primary)

Overallotment Option (15%): 18,750,000 Shares (100% Primary)

Public Offering Price per Share: $4.55

Last Sale Price (6/7/06): $4.55

Proceeds per Share, before expenses, to Level 3: $4.3452

Trade Date: 6/7/2006

Settlement Date: 6/13/2006

CUSIP: 52729N 10 0

Offering of SEC-Registered Convertible Senior Notes Due 2012

Issuer: Level 3 Communications, Inc.

Offering Size: $300,000,000

Overallotment Option (15%): $45,000,000

Issue Price: 100% of principal amount

Maturity: June 15, 2012

Interest Rate: 3.5%

Interest Payment Dates: June 15 and December 15, beginning December 15, 2006

Conversion Premium: 20%

Conversion Price: $5.46

Last Sale Price (6/7/06): $4.55

Conversion Rate: 183.1502

Optional Redemption by Issuer: Beginning June 15, 2010, at specified redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date. The following prices are for notes redeemed during the 12-month period commencing on June 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2010	101.17%
2011	100.58%

Make Whole Premium upon Change of Control: If certain changes in control occur as specified in the Preliminary Prospectus Supplement relating to the notes and the notes are converted in connection with such transaction, the conversion rate will be increased by the number of additional shares set forth in the table below for each $1,000 principal amount of notes in the case of stock prices on the effective date of such change in control transaction between $4.55 and $50.00 (subject to adjustment upon certain events). The amount of the increase in the applicable conversion rate, if any, will be based on the date on which the change in control becomes effective and the price paid per share of common stock in the transaction constituting the change in control.

Make Whole Premium Upon a Change of Control

Stock Price on Effective Date	Effective Date
	6/13/06	6/15/07	6/15/08	6/15/09	6/15/10
$4.55	36.6300	36.6300	36.6300	36.6300	36.6300
5.00	30.9107	27.6440	23.9440	19.5353	16.8498
6.00	22.7335	19.2489	15.1353	9.8467	0.0000
7.00	17.9817	14.6954	10.8424	6.0174	0.0000
8.00	14.9523	11.9736	8.5466	4.4408	0.0000
10.00	11.3823	8.9649	6.2974	3.2480	0.0000
15.00	7.4364	5.8279	4.0800	2.1505	0.0000
20.00	5.5807	4.3677	3.0595	1.6154	0.0000
25.00	4.4788	3.4979	2.4508	1.2943	0.0000
50.00	2.2854	1.7670	1.2325	0.6548	0.0000

If the stock price on the effective date of such change in control transaction is less than $4.55 per share or greater than $50.00 per share, no adjustment to the conversion rate will be made. Notwithstanding the foregoing, in no event will the conversion rate exceed 219.7802 per $1,000 principal amount of notes.

Proceeds per $1,000 Principal Amount, before expenses, to Level 3: $975

Trade Date: 6/7/2006

Settlement Date: 6/13/2006

CUSIP: 52729N BK 5

Sole-Bookrunner (both Common & Convert): Merrill Lynch & Co.

Joint Leads (both Common & Convert): Credit Suisse & Morgan Stanley

Co-Managers (Common only): Bear Stearns & Co. Inc., JPMorgan & UBS Investment Bank

Co-Managers (Convert only) : Citigroup & JPMorgan

The issuer has filed a registration statement (including a prospectus and prospectus supplements with respect to each offering) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

This announcement and any offer if made subsequently is directed only at persons in member states of the European

Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive

2003/71/EC) (“Qualified Investors”). Any person in the EEA who acquires the securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor.

Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the company, Merrill Lynch International (“MLI”) or any other manager of a prospectus pursuant to Article 3 of the Prospectus Directive. The company, MLI and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS

COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE

AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR

ANOTHER EMAIL SYSTEM.